Exhibit 99.2

SAIHEAT Limited Announces Results of Extraordinary General Meeting

Singapore, March 4, 2025 (GLOBE NEWSWIRE) — SAIHEAT Limited (f/k/a SAI.TECH Global Corporation) (“SAIHEAT” or the “Company”) (NASDAQ: SAIH, SAITW) today announced that all of the shareholder proposals submitted for shareholder approval (the “Proposals”) as set forth in the notice of extraordinary general meeting dated February 18, 2025 (the “Notice of EGM”) have been duly adopted at its extraordinary general meeting of shareholders held virtually at www.virtualshareholdermeeting.com/SAI2025SM on February 26, 2025 (the “EGM”).

About SAIHEAT

SAIHEAT Limited (Nasdaq:SAIH) delivers integrated energy services for next-generation data centers. Its thermal module, HEATWIT, offers data center liquid cooling system and solutions for computing heat recycling. The power module, HEATNUC, focuses on global power resource development and modular nuclear power joint development.

Formerly known as SAI.TECH Global Corporation, SAIHEAT became a publicly traded company on the Nasdaq Stock Market (NASDAQ) through a merger with TradeUP Global Corporation in May 2022. For more information on SAIHEAT, please visit https://www.saiheat.com.

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning SAIHEAT and the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. SAIHEAT cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in SAIHEAT’s Form 20-F under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and SAIHEAT specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

Media Contact

pr@saiheat.com

Investor Relations Contact

ir@saiheat.com